Mail Stop 3030

September 11, 2017

Mr. Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Houston Wire & Cable Company Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 24, 2017 File No. 1-34361

Dear Mr. James,

I acknowledged receipt of your letter of September 8, 2017 and respectfully request an extension of time outside of the ten business days outlined in your letter. I am going to the United Kingdom this Wednesday and will not return to the office until Monday September 25, 2017. Accordingly, in order to provide a full and complete response to your questions if satisfactory with you, I will reply to you no later than Friday October 6, 2017.

I have talked to your college Mr. Michael Fay concerning this request for an extension. I look forward to hearing from you.

Best Regards,

/s/ Nicol G. Graham
Nicol G. Graham
CFO, Treasurer and Secretary

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